COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES	EXHIBIT 12

( in thousands )
	Years ended December 31,
	2003	2002	2001

EARNINGS AS DEFINED:
Earnings from operations before income taxes after eliminating undistributed earnings of 20%- to 50%-owned affiliates	$432,086	$316,889	$266,040
Fixed charges excluding capitalized interest and preferred stock dividends of majority-owned subsidiary companies	38,226	34,618	44,791

Earnings as defined	$470,312	$351,507	$310,831

FIXED CHARGES AS DEFINED:
Interest expense, including amortization of debt issue costs	$31,593	$28,301	$39,197
Interest capitalized	491	625	730
Portion of rental expense representative of the interest factor	6,633	6,317	5,594
Preferred stock dividends of majority-owned subsidiary companies	80	80	80

Fixed charges as defined	$38,797	$35,323	$45,601

RATIO OF EARNINGS TO FIXED CHARGES	12.12	9.95	6.82

E - 3